Exhibit 99.1

TriMech Becomes Nano Dimension’s Newest U.S. Reseller

The New Partnership is Accompanied by TriMech’s Purchase of Nano Dimension’s DragonFly 2020 Pro 3D Printer

NESS ZIONA, Israel, February 22, 2018 - Nano Dimension, a leading additive electronics provider (NASDAQ, TASE: NNDM), today announced that it has entered into a reseller agreement with TriMech Solutions, a premier reseller of Stratasys and Desktop Metal 3D printers and SOLIDWORKS 3D CAD software. As part of the reseller agreement and its commitment to additive manufacturing, TriMech will purchase Nano Dimension’s award-winning DragonFly 2020 Pro 3D Printer for professional electronics.

TriMech is an engineering solutions provider with more than 16,000 U.S. customers and a proven history in selling 3D printers, 3D software and rapid prototyping solutions to help engineers accelerate time to market, design better products and leverage a wide range of applications. Nano Dimension’s DragonFly 2020 Pro 3D Printer will enable TriMech to better deliver on the promise of agile development to quickly create functional electronics such as multilayered printed circuit boards (PCBs), sensors, conductive geometries, antennas, molded connected devices and other devices, for rapid prototyping and custom additive manufacturing of smart products. With extensive experience in developing jetting-based 3D print systems, TriMech has a wide knowledge base of the PCB market.

“We see a definite trend in the industry for innovative product development, including 3D-printing multiple layers of electrically conductive and dielectric materials for professional electronics,” said Marcel Matte, President of TriMech. “Nano Dimension will complement our extensive product portfolio with ground-breaking 3D-printed electronics technology, helping us to meet the needs of companies developing complex electronic devices.”

TriMech will make available Nano Dimension’s technology to the Eastern United States, from Maine to Florida and out to Arkansas, through their experienced technical support team, more than 25 office locations and 3D printing labs. With their extensive military/defense partnerships, TriMech will target this market and multiple other verticals. Nano Dimension’s strong reseller network includes more than a dozen partners worldwide.

“TriMech is a welcome addition to our growing network of worldwide resellers. The team has deep knowledge and experience in additive manufacturing, and an extensive track record of marketing premium 3D printing solutions,” said Simon Fried, President of Nano Dimension USA Inc. “This is an important collaboration, allowing us to broaden access to our technology and further our mission to redefine and shape how connected products are developed and produced more efficiently.”

Nano Dimension’s DragonFly 2020 Pro 3D Printer is shaping the electronic additive manufacturing market by empowering companies to take control of their entire development cycle. The award-winning system enables the 3D-printing of functional electronics such as sensors, conductive geometries, antennas, molded connected devices, printed circuit board and other devices.

About Nano Dimension

Nano Dimension (TASE: NNDM, NASDAQ: NNDM) is a leading additive manufacturing company that is disrupting, reshaping and defining the future of how electronics are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features and rely on printed circuit boards (PCBs). Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s 3D printed electronics solutions for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

About TriMech
Since 1998, TriMech™ has helped clients design better products by offering a complete engineering solution – including but not limited to the entire SOLIDWORKS product lineup, Stratasys 3D printers, Artec 3D scanners, Desktop Metal, CAMWorks, Tulip, Nano Dimension and other engineering services. We boast the largest and most knowledgeable engineering team on the East Coast, providing world-class technical support, robust training, rapid prototyping, consulting, implementation and staffing services to our clients. For more information about TriMech, please visit www.TriMech.com or https://blog.trimech.com/ and call 888.874.6324. Follow TriMech on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses that its DragonFly 2020 Pro 3D Printer will enable TriMech to better deliver on the promise of agile development to quickly create functional electronics, that the DragonFly 2020 Pro will complement TriMech’s extensive product portfolio, that TriMech will make available Nano Dimension’s technology to the Eastern United States, that TriMech will target certain markets and multiple other verticals, and that the collaboration will allow Nano Dimension to broaden access to its technology and further its mission to redefine and shape how connected products are developed and produced more efficiently.

Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 7, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third party websites.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia, CEO, MS-IR LLC | 917-607-8654 | msegal@ms-ir.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com